

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 24, 2017

David Fractor
Chief Financial Officer
ImmunoCellular Therapeutics, Ltd.
23622 Calabasas Road, Suite 300
Calabasas, California 91302

> **Re:** **ImmunoCellular Therapeutics, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2017**
> **File No. 001-35560**

Dear Mr. Fractor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance